UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

August 2023

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue,
Hong Kong Science Park, Tai Po, N.T., Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 11, 2023, Infobird Co., Ltd, a Cayman Island exempted company (the “Company”), entered into an equity transfer agreement (the “Agreement”) with CRservices Limited (“CRservices”), a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird International Limited, a limited company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company (“Infobird HK”), for a consideration of HK$10,000 (the transaction, the “Sale”). Infobird HK owns 100% of the equity interests of Infobird Digital Technology (Beijing) Co., Ltd. (“WFOE”), which, in turn, controls Beijing Infobird Software Co., Ltd., the variable interest entity (the “VIE”) and its subsidiaries, through a series of contractual arrangements in the People’s Republic of China (“China”). Infobird HK, through the VIE and its subsidiaries, is engaged in the software-as-a-service, or SaaS business, providing AI-powered, or artificial intelligence enabled, customer engagement solutions in China, held substantially all of the assets of the Company and generated substantially all of the revenues of the Company prior to the Sale.  Pursuant to the Agreement, upon execution of the Agreement, the Company will no longer be involved in the business operation of Infobird HK and relinquish all rights and interests in the allocation of Infobird HK’s property and profits.

The Sale was approved by the board of directors of the Company, upon the recommendation and approval of a special committee of the board of directors formed for the purpose of evaluating and negotiating the Sale given the fact that Yimin Wu, the President and a director of the Company, is the sole shareholder and director of CRservices, the purchaser.

On August 11, 2023, the Sale was completed. Upon completion, the Company ceased to have any business operation in mainland China. As previously announced, in July 2023, the Company formed Inforbird Technologies Limited, a Hong Kong corporation and wholly owned subsidiary, through which the Company commenced operations in Hong Kong. As of the date of this report, the Company has moved its key technical staff in the Beijing office to Hong Kong office and has recruited additional local staff in Hong Kong to support its operations in Hong Kong. The Company is working to develop its client base in Hong Kong and other parts of Southeast Asia, and Europe.  The Company plans to proactively expand its presence in the global market and cater to the diverse needs of its customers worldwide by establishing additional offices in other key locations in Southeast Asia and Europe. The Company also plans to increase its market share in the finance, real estate and hotel management and other SaaS scenarios with enhanced sales and marketing efforts.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibit 10.1, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-268993) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description of Exhibit

10.1	English Translation of the Equity Transfer Agreement dated August 11, 2023, by and between Infobird Co., Ltd and CRservices Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2023

INFOBIRD CO., LTD

By:	/s/ Yiting Song
Name: Yiting Song
Title: Chief Financial Officer